SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2001

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  W.P. Bowers
                  South Western Electricity plc, 800 Park Avenue,
                  Aztec West, Almondsbury, Bristol. BS32 4SE.

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  President and Chief Executive - South Western Electricity plc

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                     Salary or other
                      compensations
Name of      received           to be      Person or company from whom received
recipient                      received    or to be received
             (a)               (b)
W. P.        $735,656.56   to be included   South Western Electricity plc
Bowers                     in supplemental
                           statement

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  N/A

           (b) Itemized list of all other expenses:  N/A

Date     Jan 20, 1999                       (Signed) /s/ W. P. Bowers